                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                                  SCHEDULE 13D




                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 1 )



                               Enviroq Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    29409M107
                -----------------------------------------------
                                 (CUSIP Number)

          William J. Long, 3918 Montclair Road, Suite 206, Birmingham,
                         Alabama 35213, (205) 870-0588
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                November 26, 1996
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3)or(4), check the following box. [ ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------------------------                                             ----------------------------------------
CUSIP NO. 29409M107                                                13D                       PAGE   2     OF   14     PAGES
          ---------                                                                               -------    -------
----------------------------------------------                                             ----------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   William J. Long

-----------------------------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                                         (a)
                                                                                                                         (b)    |X|
-----------------------------------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS

          BK
-----------------------------------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
-----------------------------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
-----------------------------------------------------------------------------------------------------------------------------------
     NUMBER OF           7       SOLE VOTING POWER
      SHARES                              257,975 shares
   BENEFICIALLY
     OWNED BY       ---------------------------------------------------------------------------------------------------------------
       EACH              8       SHARED VOTING POWER
     REPORTING                            5,414 shares
      PERSON
       WITH         ---------------------------------------------------------------------------------------------------------------
                         9       SOLE DISPOSITIVE POWER
                                          257,975 shares

                    ---------------------------------------------------------------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER
                                          5,414 shares

-----------------------------------------------------------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   263,389 shares

-----------------------------------------------------------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

-----------------------------------------------------------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                   26.1%

-----------------------------------------------------------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON
                   IN

-----------------------------------------------------------------------------------------------------------------------------------



                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

----------------------------------------------                                             ----------------------------------------
CUSIP No. 29409M107                                                13D                       PAGE    3    OF   14    PAGES
          ---------                                                                               -------    -------
----------------------------------------------                                             ----------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Patricia L. Ford

-----------------------------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                                         (a)
                                                                                                                         (b)    |X|
-----------------------------------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS

          PF
-----------------------------------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
-----------------------------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
-----------------------------------------------------------------------------------------------------------------------------------
     NUMBER OF           7       SOLE VOTING POWER
      SHARES                              240 shares
   BENEFICIALLY
     OWNED BY       ---------------------------------------------------------------------------------------------------------------
       EACH              8       SHARED VOTING POWER
     REPORTING                            48,886 shares
      PERSON
       WITH         ---------------------------------------------------------------------------------------------------------------
                         9       SOLE DISPOSITIVE POWER
                                          240 shares

                    ---------------------------------------------------------------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER
                                          48,886 shares

-----------------------------------------------------------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   49,126 shares

-----------------------------------------------------------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

-----------------------------------------------------------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                   4.9%

-----------------------------------------------------------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON
                   IN

-----------------------------------------------------------------------------------------------------------------------------------


                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

----------------------------------------------                                             ----------------------------------------
CUSIP No. 29409M107                                                13D                       PAGE    4    OF    14    PAGES
          ---------                                                                               -------    -------
----------------------------------------------                                             ----------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   James I. Ford, III

-----------------------------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                                         (a)
                                                                                                                         (b)    |X|
-----------------------------------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS
                   PF

-----------------------------------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
-----------------------------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
-----------------------------------------------------------------------------------------------------------------------------------
     NUMBER OF           7       SOLE VOTING POWER
      SHARES
   BENEFICIALLY                           0 shares
     OWNED BY       ---------------------------------------------------------------------------------------------------------------
       EACH              8       SHARED VOTING POWER
     REPORTING                           49,126 shares
      PERSON        ---------------------------------------------------------------------------------------------------------------
       WITH              9       SOLE DISPOSITIVE POWER

                                          0 shares
                    ---------------------------------------------------------------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER
                                          49,126 shares

-----------------------------------------------------------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   49,126 shares

-----------------------------------------------------------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

-----------------------------------------------------------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                   4.9%

-----------------------------------------------------------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON
                   IN

-----------------------------------------------------------------------------------------------------------------------------------


                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

         This Amendment No. 1 amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on November 18, 1996 (the "Schedule 13D") with respect to the common stock, par value $.01 per share, of Enviroq Corporation, a Delaware corporation (the "Issuer"). The Schedule 13D was originally filed when William J. Long entered into a purchase agreement with Fidelity and Deposit Company of Maryland ("F&D") (the "Transaction") to purchase, on behalf of himself and any other purchasers designated by him, (collectively the "Purchasers") an aggregate of 304,218 shares of Issuer common stock (the "Shares"). This Amendment No. 1 is being filed pursuant to the consummation of the Transaction in order to properly reflect the allocation of the Shares among all of the Purchasers.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The securities of the Issuer subject to this statement that were acquired in connection with the Transaction, were acquired at a purchase price of $2.15 per share, for a total purchase price of $654,068.70 (the "Purchase Price"). The Purchase Price consisted of personal funds of Ms. Ford and Mr. Ford, amounting to an aggregate of $100,000.80, with the balance of the Purchase Price paid by Mr. Long, with fund amounting to $554,067.90 borrowed from First Commercial Bank in Birmingham, Alabama (the "Bank") through a loan made in the ordinary course of business.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Pursuant to the Transaction, William L. Long acquired 257,706 shares of Issuer common stock. Prior to the Transaction, Mr. Long owned of record, and currently owns of record, 269 shares of Issuer common stock. In addition to this amount, Mr. Long may be deemed to beneficially own 5,414 shares, 240 of which are owned by Mr. Long's spouse, 2800 of which are owned by Mr. Long's children, and 2,374 of which are owned directly by Long Enterprises, Inc. Mr. Long is an executive officer and director of Long Enterprises, Inc., and therefore Mr. Long may be deemed to own beneficially all shares owned by Long Enterprises, Inc. Mr. Long disclaims any beneficial ownership in those shares of the Issuer that are owned by his spouse, his children and Long Enterprises, Inc. Pursuant to the Transaction, Patricia L. Ford acquired, jointly with James I. Ford, III, her spouse, 46,512 shares of Issuer common stock. Prior to the Transaction, Ms. Ford owned of record, and currently owns, 240 shares and, as an officer of Long Enterprises, Inc., may be deemed to own beneficially the 2,374 shares of Issuer common stock that are owned by Long Enterprises, Inc. James I. Ford, III owns directly the 46,512 shares of Issuer common stock acquired in the Transaction as a joint tenant with his wife. In addition, he may be deemed to own beneficially those shares of Issuer common stock owned by his spouse, Patricia L. Ford. Each of Mr. Long, Ms. Ford and Mr. Ford disclaim beneficial ownership of any Shares that are not owned directly by him or her.

         (b) William J. Long is the record holder of and has the sole power to vote and the power to dispose of 257,975 shares of the common stock of the Issuer, and in addition, may be deemed to share voting and dispositive power over the 3,040 shares owned by his spouse and minor children and the 2,374 shares owned by Long Enterprises, Inc. Patricia L. Ford is the record holder of and has the sole power to vote and the sole power to dispose of 240 shares of the common stock of Issuer and may be deemed to share voting and dispositive power over the 2,374 shares owned by Long Enterprises, Inc. Ms. Ford and Mr. Ford share voting and dispositive power over the 46,512 shares of Issuer common stock acquired by them as joint tenants in the Transaction. Mr. Ford is the record holder of and has the sole power to vote and the sole power to dispose of none of the shares of the common stock of Issuer, although he may be deemed to share voting and dispositive power over those shares owned directly and beneficially by his spouse, Patricia L. Ford. Each of the reporting persons, however, disclaims membership in a group and disclaims beneficial ownership of any Shares that are not owned by him or her, and the filing of this statement shall not be construed as an admission that the reporting persons are members of a group or are beneficial owners of any of the shares of common stock of the Issuer covered by this statement that are not owned directly by him or her.

         (c) The following table sets forth the transactions effected by each of the persons listed in Item 5(a) during the past sixty
                  (60) days.

         Date              # of Shares               Transferred By             Transferred To               Price
         ----              -----------               --------------             --------------               -----
         11/26/96          257,706                        F&D                   William J. Long             $ 2.15
         11/26/96           46,512                        F&D                   Patricia L. Ford &          $ 2.15
                                                                                James I. Ford, III
                                                                                Jt. & Ten.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Attached hereto as Exhibit 1 is a conformed copy of the loan agreement dated November 26, 1996 between William J. Long and First Commercial Bank, Attached hereto as Exhibit 2 are written agreements of certain persons relating to the filing of this statement.

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATE:  December 6, 1996              /s/ William J. Long
                                     -------------------------------------------
                                                   William J. Long

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATE:  December 6, 1996              /s/ Patricia L. Ford
                                     -------------------------------------------
                                                   Patricia L. Ford



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATE:  December 6, 1996              /s/ James I. Ford, III
                                     -------------------------------------------
                                                   James I. Ford, III

                                  EXHIBIT 1

                FIRST COMMERCIAL BANK, BIRMINGHAM, AL  35209

                              PLEDGE AGREEMENT


        William J. Long, hereinafter called "Owner", or called "Debtor" where the principal loan debtor and the owner of the collateral pledged hereunder are the same person; otherwise the term "Debtor" refers to the principal loan debtor identified below in paragraph 1) and First Commercial Bank (the "Bank") agree as follows:

        1. CREATION OF SECURITY INTEREST. In consideration of any financial accommodation given, to be given or continued to Owner or to William
J. Long, the principal loan debtor, by Bank, and as security for the payment of all debts, obligations or liabilities now or hereafter existing, absolute or contingent, of Owner or Debtor to Bank (hereinafter called "Indebtedness"), Owner hereby assigns, transfers, grants to and pledges with Bank title to and a security interest in the collateral described in paragraph 2 hereof.

        2. COLLATERAL. As security for the indebtedness, owner hereby assigns, transfers, grants to and pledges with Bank title to and a security interest in the following described property:

         257,706 shares of Enviroq Corporation stock.  Stock Certificate.

        delivered or to be delivered and deposited with Bank, and all money and property heretofore delivered or which shall hereafter be delivered to or come into the possession, custody or control of Bank in any manner or for any purpose whatever during the existence of this Agreement, whether held in a general or special account or deposit or for safekeeping or otherwise, together with all stock rights, rights to subscribe, liquidating dividends, stock dividends, dividends paid in stock, new securities, cash dividends or other property which Owner is now or may hereafter become entitled to receive on account of the collateral or accessions thereto. In the event that Owner receives any such property, Owner shall immediately deliver same to bank to be held in the same
manner as the collateral originally pledged hereunder.   All money and property
assigned, transferred and pledged to Bank pursuant to this paragraph, together with all substitutes therefor, additions and accessions, thereto, and proceeds thereof, are hereinafter referred to as the "Collateral".

        3.       OBLIGATIONS OF OWNER AND DEBTOR.

                 3.1 Notwithstanding the fact that Bank may hold the Collateral and regardless of the value thereof, Debtor shall remain liable for the payment in full of the indebtedness and any other sums or expenses due or to become due from Debtor to Bank, and shall timely pay all such sums in accordance with any promissory note, guaranty agreement, or other document executed in connection with such indebtedness by Debtor in favor of Bank.
                 3.2 Debtor shall at all times maintain with Bank collateral of a character and value satisfactory to Bank and if at any time in Bank's sole judgment, the Collateral shall depreciate in either market or intrinsic value, or if Bank shall deem itself insecure, Debtor, upon demand, immediately shall deposit such additional collateral or make such payments in reduction of the indebtedness as shall be satisfactory to Bank.

                 3.3 Debtor and Owner shall, at their expense, at all times keep any tangible property now or hereafter pledged as Collateral fully insured with responsible companies acceptable to Bank against loss by fire and any other risks to which the Collateral may be subject. The insurance policies or certificates representing such insurance shall be in such form as may be approved by Bank and shall be deposited with Bank on demand. Should Debtor or Owner fail to obtain and maintain such insurance. Bank, in addition to other rights and remedies, shall have the rights set forth in paragraph 6 hereof.
                 3.4 Upon the occurrence or existence of any event of default under paragraph 5 hereof, Debtor, without notice, immediately shall pay in full all indebtedness to Bank.
                 3.5 Debtor shall pay to Bank all expenses and expenditures, including but not limited to reasonable attorneys' fees, incurred or paid by Bank incidental to holding, collecting, exchanging, preserving, exercising rights in respect to or realizing upon any of the Collateral or the indebtedness.
                 3.6 Debtor and Owner shall,at their expense, make, do, execute, deliver or file any act, thing, statement, instrument, document, or other paper in such form and substance as Bank may request in order to create, preserve, perfect, or validate any security interest or to enable Bank to exercise or enforce its rights with respect to such security interest.

        4. BANK'S OBLIGATIONS. Bank's duty with respect to the Collateral shall be solely one of reasonable care in the custody and preservation of Collateral in its possession, and shall not include any steps necessary to preserve rights against prior parties nor the duty to send notices, perform services, or take any action in connection with the management of the Collateral. Bank also shall be obligated to send only such notices as are expressly required herein.

        5. DEFAULT. The occurrence or existence of any of the following shall constitute a default ("Default"):
                5.1 nonpayment or other failure to comply fully with any provision of any promissory note, guaranty agreement, or other document executed by Owner or Debtor in favor of Bank in connection with the indebtedness;
                5.2 nonpayment when due of the premium on any policy of insurance pledged as Collateral, or payment of any such premium by the insurer pursuant to any provision for automatic premium loans by such insurer;
                5.3 any misstatement or false statement in connection with, or any noncompliance with any of Owner's or Debtor's obligations or agreements, under this Agreement or any other agreement between Owner and Bank or Debtor and Bank;
                5.4 death of Owner or Debtor; dissolution, termination of existence, insolvency, business failure, appointment of a receiver of any part of the property of Owner or Debtor; assignment for the benefit of creditors by, the calling of a meeting of creditors of, or the commencement of any proceeding under any bankruptcy or insolvency laws by or against Owner or Debtor;
                5.5 the taking of possession or control by any governmental or public authority of any part of Owner's or Debtor's business or of the business of any partnership of which Owner or Debtor is a member;

                5.6 the determination by Bank or any subsequent holder hereof that the Collateral has become unsatisfactory or inadequate for any reason including depreciation in its market value and the subsequent failure or refusal of Debtor to pledge and deposit additional Collateral or make payments in reduction of principal as required by paragraph 3.2 hereof.

     6       Bank's Rights and Remedies.

                 6.1 Rights and Remedies Irrespective of Default. At any time, without notice, and at Debtor's expense, Bank may, but shall not be obligated to:

                          6.1.1   collect by legal proceedings or otherwise all
dividends, interests, principal payments, income, and other sums now or hereafter payable upon or on account of the Collateral, and hold the same as Collateral or apply the same to any indebtedness, the manner, distribution and application to be in Bank's sole discretion;

                          6.1.2   enter into any extension, reorganization,
deposit, merger or consolidation agreement, or any agreement in anyway relating to or affecting the Collateral; accept other property in exchange for such Collateral and do and perform such acts and things as it may deem proper, and any money or property received in exchange for such Collateral shall be applied to the Indebtedness or thereafter held by Bank pursuant to the provisions hereof;

                          6.1.3   demand, sue for, collect or make any
compromise or settlement with reference to the Collateral as Bank, in its sole discretion, chooses;

                          6.1.4   insure, process and preserve the Collateral;

                          6.1.5   transfer the Collateral to Bank's name or the
name of its nominee; provided however, to the extent the Collateral consists of equity securities registered under Section 12 of the Securities Exchange Act of 1934 ("Exchange Act") and as defined in SEC Rule 13d-1(d), or any other securities the holding of which would subject the Bank to the reporting requirements of Exchange Act, Sections 13(d) or 13(g), the Bank shall have no right, prior to its formal declaration of default, to make such transfer;

                          6.1.6   exercise as to the Collateral all the rights,
powers and remedies of any owner; provided however, to the extent the Collateral consists of equity securities registered under Section 12 of the Exchange Act and as defined in SEC Rule 13d-1(d), or any other securities the holding of which would subject the Bank to reporting requirements of Exchange Act, Section 13(d) or 13(g), the Bank shall have no right, prior to its formal declaration of default, to vote or dispose of such securities;

                          6.1.7   perform any of Owner's or Debtor's
obligations hereunder; and

                          6.1.8   if Owner is a guarantor, endorser, surety or
solely an accommodation debtor, Owner authorizes Bank, without notice or demand and without affecting Owner's liability hereunder, from time to time to (a) renew, compromise, extend, accelerate or otherwise change the time for payment of, or otherwise change the terms of the indebtedness or any part thereof, including increase or decrease of the rate of Interest thereof; (b) take and hold other Collateral for the payment of the indebtedness, and exchange, enforce, waive and release any such Collateral, (c) apply such Collateral and direct the order or manner of sale, thereof as Bank in its discretion may determine; and (d) release or substitute any one or more endorsers or guarantors.

                 6.2 Rights and Remedies Upon Default: Upon the occurrence of an event of default under paragraph 5 hereof, Bank, in addition to all rights and remedies described in paragraph 6.1, is hereby granted full power and authority to:

                          6.2.1   sell, assign and deliver all or any part of
the collateral at public or private sale, without notice to any party if the collateral is perishable, threatens to decline speedily in value or is of a type customarily sold on a recognized market, otherwise upon at least 10 days' notice sent to the address shown hereon or shown on any records of Bank;

                          6.2.2   bid upon and purchase any or all of the
Collateral sold at a public sale, and, to the extent permitted by applicable law, become the purchaser at any private sale, in either event free from any right of redemption in Owner or Debtor, which right is hereby expressly waived, and apply any unpaid Indebtedness toward or in full satisfaction of the purchase price;

                          6.2.3   realize, without notice to Owner or Debtor,
upon any Collateral consisting of insurance policies with a cash surrender value, securities, instruments or documents redeemable by the issuer upon surrender;

                          6.2.4   apply the proceeds of any sale or other
disposition of the Collateral first to the payment of expenses incurred by Bank in making such sale or disposition, together with reasonable attorneys' fees if incurred; second, to this payment of such expenses or liabilities as may have been incurred by Bank incidental to holding, collecting, exchanging, preserving, exercising rights in respect to or realizing upon any of the Collateral or upon said Indebtedness, or any effort to that end; third, to the payment of the principal debt hereby secured and the interest thereon; and fourth, to the payment of any other Indebtedness then existing and due to Bank from Debtor, either as principal, guarantor, surety endorser or otherwise;

                          6.2.5   in addition to, modification of or
conjunction with those rights and remedies described in paragraph 6.1 and in this paragraph 6.2, all of which shall be cumulative, Bank shall have the rights and remedies provided in the Uniform Commercial Code as enacted in Alabama at the date of this Agreement and other rights and remedies available at law or in equity;

                          6.2.6   unless Owner is solely an accommodation
debtor, and is not the principal debtor, nor a guarantor, endorser or surety, Owner and Debtor shall continue liable to Bank for any deficiency remaining after any sale or other disposition of Collateral conducted pursuant to this Agreement, together with interest thereon at the rate specified in any document evidencing the Indebtedness, and if none, at the rate applicable to judgements. Any proceeds of such sale or other disposition remaining after the allocation prescribed in paragraph 6.2.4 shall be returned to Debtor or whomsoever may then be lawfully entitled thereto. If Owner is solely an accommodation debtor, and is not the principal debtor, nor a guarantor, endorser or surety, then Owner's liability is limited to the security interest in the Collateral and Owner and is obligated to comply only with those provisions of this Agreement affecting or concerning the Collateral; and

                          6.2.7   if Owner is a guarantor, endorser, surety or
solely an accommodation debtor, Owner waives any right to require Bank to (a) proceed against the principal debtor, or any other guarantor, endorser, surety, or accommodation debtor; (b) proceed against or exhaust any other security held by Bank; or (c) pursue any other remedy in Bank's power whatsoever. Owner hereby waives any defense arising by reason of the cessation from any cause whatsoever of the liability of the principal debtor, including but not limited to bankruptcy. Until all of the Indebtedness shall have been paid in full, even though such indebtedness is in excess of the value of the Collateral, Owner shall have no right of subrogation, and waives any right to enforce any remedy which Bank now has or may hereafter have against the principal debtor, and waives any benefit of, and any right to participate in any security now or hereafter held by Bank. Owner hereby waives all presentments, demands for performance, notices of nonperformance, protests, notices of protest, notices of dishonor, and notices of acceptance of this pledge and of the existence, creation, or incurring of new or additional indebtedness.

         7. Owner's and Debtor's Rights and Remedies: Subject to the provisions of this Agreement, Owner and Debtor shall have only those rights and remedies provided in the Uniform Commercial Code as adopted in Alabama at the date of this Agreement.

         8.      Additional Agreements and Warranties.

                 8.1 Owner's Agreements and Warranties. Owner hereby agrees and warrants that:

                          8.1.1   demand, notice, protest and all demands and
notices of any action taken by Bank except those expressly required herein are hereby waived, and any indulgence of Bank, substitution for, exchange of or release of Collateral, or addition or release of any person liable on the Collateral or on the indebtedness is hereby consented to;

                          8.1.2   if Owner is solely an accommodation debtor,
Owner hereby waives all rights under Uniform Commercial Code Section  9-112;

                          8.1.3   with respect to any type of Collateral pledge
hereunder, at the time the Collateral is deposited with Bank, Owner has the right to transfer the same and to grant a security interest therein, that the Collateral is not subject to the interest of any person other than Owner, and that Owner will defend the Collateral and its proceeds or accessions against the claims and demands of all third persons;

                          8.1.4   with respect to all investment securities,
instruments, chattel paper, documents, contracts, insurance policies and any like property delivered to Bank as Collateral; the same are genuine, free from liens, adverse claims, default prepayment, defenses and conditions precedent, except as disclosed thereby and otherwise disclosed to or known by Bank, that all persons appearing to be obligated thereon have authority and capacity to contract and are bound as they appear to be, and that the same comply with all applicable laws concerning form, content and manner of preparation and execution;

                          8.1.5   all financial or credit statements relied
upon by Bank prior to, contemporaneously with, or subsequent to, execution of this Agreement are or shall be true, correct, complete, valid and genuine; and

                          8.1.6   demands for additional or substituted
Collateral and any other demands or notices may be given personally, by telegram, telephone or cable, or by mailing the same to Owner's address as indicated hereon or otherwise on the records of Bank.

                 8.2      Mutual Agreements.

                          8.2.1   the Bank may assign any liability or
obligation of Debtor and in case of such assignment, Bank may deliver the whole or any part of the Collateral to the transferee who shall succeed to all the powers and rights of Bank in respect thereof, and Bank shall thereafter be forever relieved and fully discharged from any liability or responsibility with respect to the transferred Collateral.

                          8.2.2   "Bank", "Owner" and "Debtor" as used herein
shall include the heirs, executors, administrators, successors, representatives, receivers, trustees and assigns of those parties.

                          8.2.3   if more than one Owner or Debtor signs this
Agreement, references herein in singular form shall refer to all of the undersigned Owners or Debtors, and their liability shall be joint and several.

                          8.2.4   the laws of Alabama shall govern the
construction of and the interests, rights and duties of the parties to this Agreement.

                   Executed this 26th day of November, 1996

P.O. Box 13002
Birmingham, Alabama 35213                       /s/ WILLIAM J. LONG
--------------------------------                ------------------------------
Address                                         Owner: William J. Long

                                    EXHIBIT 2

         The undersigned hereby states and agrees that the attached Amendment No. 1 to Schedule 13D to be filed with the Securities and Exchange Commission pursuant to the Securities Act of 1934, as amended, is being filed on behalf of the undersigned.

DATE:  December 6, 1996               /s/ WILLIAM J. LONG
                                     -------------------------------------------
                                                   William J. Long



         The undersigned hereby states and agrees that the attached Amendment No. 1 to Schedule 13D to be filed with the Securities and Exchange Commission pursuant to the Securities Act of 1934, as amended, is being filed on behalf of the undersigned.

DATE:  December 6, 1996               /s/ PATRICIA L. FORD
                                     -------------------------------------------
                                                   Patricia L. Ford



         The undersigned hereby states and agrees that the attached Amendment No. 1 to Schedule 13D to be filed with the Securities and Exchange Commission pursuant to the Securities Act of 1934, as amended, is being filed on behalf of the undersigned.

DATE:  December 6, 1996               /s/ JAMES I. FORD, III
                                     -------------------------------------------
                                                   James I. Ford, III